Tom Ostrander

Board Member/Personal Investments

Nashville, Tennessee

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Scorpio Bulkers Inc.

 Harvard Business School

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500+ connections

Seasoned financial executive with extensive global and domestic activities in Investment Banking, corporate finance, strategy, business development, M & A, capital raising, management, accounting, governance and public and private Board experience. Interested in new activities and opportunities, i...

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Activity

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Exciting news for you, and great for them!
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At the same schools at the same times, Teg and I probably share some of the...
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You have touched so many people who've known you, and inspired...
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These kinds of conversations are good because financial planning f...
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Experience

Member of the Board
Scorpio Bulkers Inc.
Jan 2016 – Present · 2 yrs 8 mos
Monaco/New York City
Chairman, Audit Committee

Investor
Personal Investments
Aug 2015 – Present · 3 yrs 1 mo
Greater Nashville Area, TN
Investor

Chief Financial Officer
U.S. Alliance Paper
Mar 2013 – Aug 2015 · 2 yrs 6 mos











Edgewood New York
Oversaw all treasury, accounting, HR, insurance, risk management and other financial functions

GCA Savvian

Managing Director
GCA Savvian
Jan 2011 – Mar 2015 · 4 yrs 3 mos
Financial advisory and M&A work in the Industrial, Mature Tech and Printing, Imaging & Office Equipment sectors

LiveAutographs.com

Investor/Finance
LiveAutographs.com
Mar 2009 – Dec 2010 · 1 yr 10 mos
Finance, capital raising, strategic alliances and overall strategy work for this early stage celebrity-driven online Internet retailer.

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Education

Harvard Business School

Harvard Business School
Master of Business Administration (M.B.A.), General management/Finance/Strategy, With Distinction (Top 10%)
1974 – 1976
Activities and Societies: Hasty Pudding Club

University of Michigan

University of Michigan
A.B. Literature, Science & Arts, Economics/Accounting, Cum Laude
1968 – 1972
Activities and Societies: Theta Delta Chi, Intramural sports

